Exhibit 99.1

Pembina Pipeline Corporation Announces Dividend Increase, $325 Million Pipeline Expansion and Provides Updated 2018 Outlook

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA") which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about adjusted EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, April 3, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today that its Board of Directors approved a 6.25 percent increase in its monthly common share dividend rate (from $0.16 per common share to $0.17 per common share), the Company's sixth consecutive annual increase. Pembina also announced a $325 million expansion of its pipeline infrastructure between Lator, Alberta and Namao, Alberta, related to its Phase III Expansion project and provided an updated outlook for 2018 adjusted EBITDA and cost savings on capital projects.

"We are very excited about the dividend increase and these new pipeline expansion projects, and share our updated outlook for 2018," said Mick Dilger, Pembina's President and Chief Executive Officer. "These developments build on our already strong start to 2017. We are encouraged by the level of volumes and business development activity we've seen in the early months of the year and our confidence in the outlook for Pembina continues to grow with the near-term completion of large-scale capital projects."

Phase IV & V Peace Pipeline Expansion

Pembina's 420,000 barrels per day ("bpd") Phase III Expansion is nearing completion and continues to trend slightly under budget, with an expected on-time in-service date of July, 2017. Given ongoing customer demand for capacity, Pembina is proceeding with two projects for a total estimated capital cost of $325 million: (i) the Fox Creek and Namao Pump Stations ("Phase IV Expansion"), which is comprised of two pump stations on the newly installed 24" pipeline from Fox Creek to Namao, Alberta and (ii) the Lator to Fox Creek Expansion ("Phase V Expansion"), which is a new, approximately 95 kilometre, 20" pipeline from Lator to Fox Creek, Alberta. Both of these projects are underpinned by long-term, take-or-pay contracts.

•	The Phase IV Expansion is expected to increase capacity between Fox Creek and Namao by approximately 180,000 bpd. The estimated capital costs for the two pump stations is approximately $75 million. Subject to regulatory and environmental approvals, Pembina expects to place this expansion into service in late 2018. Pembina has the ability to further expand capacity between Fox Creek and Namao by adding additional pump stations.
•	The Phase V Expansion is aimed at addressing the current capacity constraints between Lator and Fox Creek and supporting future growth in the prolific Montney and Deep Basin resource plays. This $250 million project is expected to provide approximately 260,000 bpd of additional capacity in this corridor and access to Pembina's downstream capacity at Fox Creek. Pembina has received regulatory and environmental approvals for the Phase V Expansion and clearing of the right-of-way is approximately 50 percent complete. The Company expects to bring this pipeline into service in late 2018.

Updated Outlook

In late 2015, Pembina's secured capital program was comprised of $5.3 billion of new assets which were scheduled to come into service through 2016 and 2017. Based on this capital program, the Company provided EBITDA guidance indicating that, once in-service, these projects could generate an incremental run-rate annual EBITDA ranging from $600 million to $950 million in 2018, with the upper end of the range depending on utilization above take-or-pay levels and commodity prices. At the time of these disclosures, the outlook for commodity prices remained uncertain, as did levels of activity in the Western Canadian Sedimentary Basin. Despite this uncertainty, Pembina also discussed its goal of achieving capital cost savings, which it estimated at the end of 2015 to be approximately $225 million on the overall capital program. With the majority of the remaining projects substantially complete and nearing on-time in-service by mid-year, Pembina is revising its estimated capital cost savings and scope optimizations to approximately $275 million.

Based on the current commodity price environment and volume estimates, Pembina expects 2018 adjusted EBITDA to range from $1.8 billion to $1.9 billion. This range is consistent with Pembina's prior commitment of delivering $600 million to $950 million of incremental fee-for-service EBITDA from the secured capital projects which enter service in 2016 and 2017, in addition to the Kakwa River acquisition in 2016 and higher volumes/pricing across the base business. Based on the above, Pembina expects to deliver on its projection of nearly doubling 2015 adjusted EBITDA by 2018.

"By mid-year, we expect to bring into service the remaining projects that made up the largest capital program in Pembina's history," said Mr. Dilger. "Overall, we have successfully brought these assets into service on-time, on-budget, and most importantly, safely and I believe these remaining projects will be no different. I'm very proud of what our organization has been able to achieve over the past several years and am pleased to share our outlook for 2018 and our expected consolidated capital cost savings."

Dividend Increase & Declaration

With the dividend increase announced today, on April 3, 2017, Pembina's Board of Directors has declared a monthly dividend of $0.17 payable, subject to applicable law, on May 15, 2017 to shareholders of record on April 25th, 2017. For shareholders receiving their common share dividends in U.S. funds, the April 2017 cash dividend is expected to be approximately U.S. $0.1278 per share (before deduction of any applicable Canadian withholding tax) based on a currency exchange rate of 0.7519. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

"With anticipated cash flows from the $4 billion of major projects we expect to bring into service in mid-2017, along with growing activity in the basin as evidenced by the pipeline expansions we also announced today and the numerous additional growth opportunities under development, we are confident in our solid foundation for longer-term dividend growth potential and our ability to grow shareholder value over the coming years," said Scott Burrows, Pembina's Vice President Finance and Chief Financial Officer.

This dividend is designated an "eligible dividend" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and are subject to Canadian withholding tax.

Pembina's Board of Directors also declared quarterly dividends for the Company's preferred shares, Series 1, 3, 5, 7, 9, 11 and 13. All preferred share dividends are payable on June 1, 2017 to shareholders of record on April 28, 2017.

Series	Dividend Amount
Preferred Shares, Series 1 (PPL.PR.A)	$0.265625
Preferred Shares, Series 3 (PPL.PR.C)	$0.29375
Preferred Shares, Series 5 (PPL.PR.E)	$0.3125
Preferred Shares, Series 7 (PPL.PR.G)	$0.28125
Preferred Shares, Series 9 (PPL.PR.I)	$0.296875
Preferred Shares, Series 11 (PPL.PR.K)	$0.359375
Preferred Shares, Series 13 (PPL.PR.M)	$0.359375

These dividends are designated "eligible dividends" for Canadian income tax purposes. For non-resident shareholders, Pembina's common share dividends should be considered "qualified dividends" and may be subject to Canadian withholding tax.

Confirmation of Record and Payment Date Policy

Pembina pays cash dividends on its common shares in Canadian dollars on a monthly basis to shareholders of record on the 25th calendar day of each month (except for the December record date, which is December 31st), if, as and when determined by the Board of Directors. Should the record date fall on a weekend or a statutory holiday, the effective record date will be the previous business day. The dividend payment date is the 15th of the month following the record date. Should the payment date fall on a weekend or on a holiday the business day prior to the weekend or holiday becomes the payment date. Dividends on the preferred shares are payable on the 1st day of March, June, September and December in each year, if, as and when declared by the Board of Directors. Should the record date or payment date fall on a weekend or holiday, the business day prior to the weekend or holiday becomes the record or payment date, as applicable.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "to be", "expects", "potential", and similar expressions.

In particular, this news release contains forward-looking statements, including certain financial outlook, relating to: future dividends which may be declared on Pembina's common shares, the dividend payment and the tax treatment thereof; anticipated adjusted EBITDA, capital cost savings and financial performance resulting from Pembina's capital expenditures; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's 2016 capital spending plan for each of its business units; the impact of recent acquisitions; expectations around continuing producer activity and development; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation services; expectations regarding synergies and integration of growth and development projects with Pembina's existing business and asset base; expectations regarding domestic and international supply and demand factors and pricing for oil, natural gas and NGLs . These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; the success of growth projects; future operating costs; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that counterparties to material agreements will continue to perform in a timely manner; that there are no unforeseen events preventing the performance of contracts; and that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; the failure to realize anticipated benefits of growth projects and acquisitions following completion due to integration issues or otherwise; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; fluctuations in operating results; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2016, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements, and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlooks contained herein as of the date of this press release.  The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of the planned capital projects.  Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization ("adjusted EBITDA"). Adjusted EBITDA is a non-GAAP measure and is calculated as earnings for the year plus share of profit (loss) from equity accounted investees (before tax, depreciation and amortization) plus net finance costs, income taxes, depreciation and amortization (included in operations and general and administrative expense) and unrealized gains or losses on commodity-related derivative financial instruments. The exclusion of unrealized gains or losses on commodity-related derivative financial instruments eliminates the non-cash impact of such gains or losses. Adjusted EBITDA also includes adjustments for loss (gain) on disposal of assets, transaction costs incurred in respect of acquisitions, impairment charges or reversals and write-downs in respect of goodwill, intangible assets and property plant and equipment, and non-cash provisions. These additional adjustments are made to exclude various non-cash and other items that are not reflective of ongoing operations. Management believes that adjusted EBITDA provides useful information to investors as it is an important indicator of the issuer's ability to generate liquidity through cash flow from operating activities, and is also used by investors and analysts for assessing financial performance and for the purpose of valuing an issuer, including calculating financial and leverage ratios. Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and is therefore unlikely to be comparable to similar measures presented by other companies. Adjusted EBITDA should not, therefore, be considered in isolation or used in substitute for measures of performance such as revenue, earnings, cash flow from operating activities or other measures prepared in accordance with IFRS. Other issuers may calculate this non-GAAP measure differently. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

SOURCE Pembina Pipeline Corporation

To view the original version on PR Newswire, visit: http://www.newswire.ca/en/releases/archive/April2017/03/c1522.html

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For further information: Investor Relations, Hayley McKenzie / Chelsy Hoy, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 18:01e 03-APR-17